UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

Commission File Number: 001-31221

Total number of pages: 6

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated February 28, 2005, regarding NTT DoCoMo’s Stoppage of Accepting PHS Applications - Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 Amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: February 28, 2005	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

For Immediate Release

NTT DoCoMo to Stop Accepting PHS Applications

- Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 Amended -

TOKYO, JAPAN, February 28, 2005 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that they will stop accepting new applications for PHS (Personal Handyphone System) mobile phone services as of April 30, 2005.

As a result of the decision, DoCoMo will post an approximately 61 billion-yen impairment loss on a consolidated basis and an approximately 21 billion-yen special loss on a non-consolidated basis. Accordingly, DoCoMo has amended its consolidated and non-consolidated financial results forecasts for the fiscal year ending March 31, 2005 (April 1, 2004 – March 31, 2005), which were announced on October 29, 2004.

The PHS business was transferred to the DoCoMo group from nine NTT Personal Communications Network companies located around Japan on December 1, 1998. Thereafter, DoCoMo developed and enhanced PHS services to fit various mobile needs in the marketplace. Due to falling service charges and the steadily enhanced functionality of cellular phones, however, DoCoMo anticipates a steady decline in PHS customers, and in view of DoCoMo’s focus of its management resources on its 3G FOMA® mobile phone business, the decision was made to stop accepting PHS service applications. DoCoMo will also evaluate the possibility of terminating the service altogether while monitoring future trends in PHS usage by existing customers.

Existing customers will be able to continue using PHS services, although DoCoMo plans to offer them incentives to transfer their accounts to FOMA services. The details will be announced once they are finalized.

For details regarding the amended financial results forecasts for the fiscal year ending March 31, 2005, please refer to the attachment.

For more information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 49 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 43 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment

Amended Consolidated Financial Results Forecast

for the Fiscal Year Ending March 31, 2005

(Millions of yen)

	Operating Revenues	Operating Income	Income before Income Taxes	Net Income
Previous Forecasts (A)	4,820,000	830,000	1,316,000	758,000
Amended Forecasts (B)	4,820,000	769,000	1,255,000	722,000
Increase/ (Decrease) (B–A)	—	(61,000)	(61,000)	(36,000)
Change (%)	—	(7.3)%	(4.6)%	(4.7)%
Results for the Fiscal Year Ended March 31, 2004	5,048,065	1,102,918	1,101,123	650,007

Amended Non-Consolidated Financial Results Forecast

for the Fiscal Year Ending March 31, 2005

(Millions of yen)

	Operating Revenues	Recurring Profit	Net Income
Previous Forecasts (A)	2,577,000	439,000	523,000
Amended Forecasts (B)	2,577,000	439,000	511,000
Increase/ (Decrease) (B–A)	—	—	(12,000)
Change (%)	—	—	(2.3)%
Results for the Fiscal Year Ended March 31, 2004	2,633,194	533,544	333,851

Special Note Regarding Forward-Looking Statements

This Press Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation, the following:

•	Measures intended for the creation of new services, usage patterns and third-generation (3G) mobile communications services may not be as successfully implemented as planned.

•	The introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Our PHS business may continue to operate at a loss until the cease of service, and such loss may be greater than we expect.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages or software and hardware malfunctions may adversely affect our financial condition and results of operations.

•	Computer viruses and cyber attacks may harm our network systems and other communication systems using cellular phones.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.